Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-157166
July 14, 2009

Common Stock Offering July 2009 Investor Presentation Ronald K. Migita, Chairman, President & Chief Executive Officer Dean K. Hirata, Vice Chairman & Chief Financial Officer

2 Forward-Looking Statements This presentation may contain forward-looking statements concerning projections of revenues, income or loss, earnings or loss per share, capital expenditures, dividends, capital structure, or other financial items, concerning plans and objectives of management for future operations, concerning future economic performance, concerning stress tests conducted by the Company, or concerning any of the assumptions underlying or relat ing to any of the foregoing. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts, and generally include the words “believes”, “plans”, “intends”, “expects”, “anticipates” or words of similar meaning. While we believe that our forward-looking statements and the assumptions underlying them are reasonably based, such statements and assumptions, are by their nature subject to risks and uncertainties, and thus could later prove to be inaccurate or incorrect. Accordingly, actual results could materially differ from projections for a variety of reasons, to include, but not limited to: the impact of local, national, and international economies and events on the Company’s business and operations and on tourism, the military, and other major industries operating within the Hawaii market and any other markets in which the Company does business; the impact of legislation affecting the banking industry; the impact of competitive products, services, pricing, and other competitive forces; movements in interest rates; loan delinquency rates and changes in asset quality generally; and the price of the Company’s stock. For further information on factors which could cause actual results to materially differ from projections, please see the Company’s publicly available Securities and Exchange Commission filings, including the Company’s Form 10-K/A for the last fiscal year. The Company does not update any of its forward-looking statements.

3 Notice to Investors The Company proposes to issue the common shares pursuant to a prospectus supplement that will be filed as part of an existing shelf registration statement previously filed with the Securities and Exchange Commission on Form S-3. The offering may be made only by means of a prospectus and related prospectus supplement. Prospective investors should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents that the Company has filed with the SEC for more complete information about the Company and the offering. Investors may obtain these documents without charge by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the preliminary prospectus supplement and the prospectus relating to the offering may be obtained from Sandler O'Neill + Partners, L.P., 919 Third Avenue, 6th Floor, New York, NY 10022, 1-866-805-4128.

4 Equity Offering Overview Central Pacific Financial Corp. (NYSE: CPF) Issuer Offering Size Greenshoe Use of Proceeds Bookrunner $100 million 15% over-allotment option General corporate purposes, which may include contributing all or substantially all of the net proceeds to Central Pacific Bank Sandler O’Neill + Partners, L.P. Type of Offering Public common stock offering Lock-up Agreement 90 days

5 Equity Offering: Objectives Significantly strengthen capital position. Pro forma leverage ratio of 12.5%. 1 Pro forma tangible common equity ratio of 7.5%. 1 Offering size determined through in depth stress testing of loan portfolio using internal tests, outside benchmarks and Supervisory Capital Assessment Program (SCAP) stress test. Positions CPF to actively meet the needs of businesses and customers in Hawaii and pursue attractive growth opportunities as the economy recovers. Enhances CPF’s ability to repay TARP Preferred Stock once the economy recovers. 1 Pro forma ratios as of June 30, 2009 and assume completion of common equity raise of $100 million gross proceeds.

6 Corporate Profile Central Pacific Bank was founded in 1954 by Japanese- American veterans of World War II. CPF is one of the largest financial institutions in Hawaii with $5.5 billion in assets, $3.7 billion in loans and $4.0 billion in deposits as of June 30, 2009. CPF has 39 branches and more than 100 ATMs throughout Hawaii. CPF, through its subsidiary, Central Pacific HomeLoans, is the largest originator of residential mortgages in Hawaii. Ronald Migita was appointed President & CEO in August 2008. More than 40 years of banking experience, strong ties and support within the local community and established credibility with bank regulators.

7 Preliminary Q2 2009 Results & Recent Developments Expects to report net loss of approximately $33 million to $37 million, or $1.22 to $1.35 per diluted share. Increased core deposits by $202 million, or 6.7% over the first quarter of 2009. Originated $558 million in residential mortgage loans in Hawaii, up 14.7% from the quarter ended June 30, 2008. Combined with originations of $598 million during the first quarter of 2009, YTD originations are up 35.1% from the year ago period. Allowance for loan and lease losses, as a percentage of total loans and leases, expected to increase from 3.2% at March 31, 2009 to approximately 4.4% to 4.6% at June 30, 2009. Total credit costs expected to be approximately $77 million to $83 million, which includes the provision for loan and lease losses, write-downs of loans held for sale, foreclosed asset expense and an increase to the reserve for unfunded commitments. Improved loan-to-deposit ratio from 95% at March 31, 2009 to 93% at June 30, 2009. Assuming gross offering proceeds of $100 million, proforma Tier 1 risk-based capital, total risk-based capital, and leverage capital ratios as of June 30, 2009 would have been approximately 15.6%, 16.9% and 12.5%, respectively, and the Tangible Common Equity ratio would have been approximately 7.5%.

8 Investment Considerations Focus on credit risk management Strengthened capital position Disciplined liquidity management Strong, low cost deposit franchise Hawaii market opportunity

9 Focus on Credit Risk Management New Credit Administration Team and strengthened risk management infrastructure. Appointed a new interim Chief Credit Officer in June 2009 with more than 28 years of Credit Administration and Risk Management experience. Expanded our Special Credits group to 12 professionals with dedicated teams in Hawaii and California. Enhanced credit risk management systems, monitoring and reporting. Continue to refine and develop analytics each quarter. Proactive and transparent management of credit risk. Instituted monthly detailed loan reviews, improved reporting, enhanced the asset quality forecast process, and set problem asset resolution and reduction goals. Bulk loan sale of mainland residential construction loans in 2Q08 – one of the earliest bulk loan sales completed by a bank in this downturn. $235 million in net charge-offs, asset write downs and losses on sale from 1/1/08 to 6/30/09. Strong loan loss reserves with ALLL/total loans expected to be between 4.4% to 4.6% at 6/30/09.

10 Strong Level of Allowance for Loan Losses Loan Loss Reserves / Loans 1.3% 1.6% 1.8% 1.8% 1.9% 2.0% 2.5% 2.5% 3.1% 4.4-4.6% 3.2% 0.0% 1.0% 2.0% 3.0% 4.0% 5.0% WABC UMPQ CVBF PACW WAL BANR PCBC HAFC FTBK CPF 1Q09 CPF 2Q09 Data as of 3/31/09, except as noted. Peers include the 10 largest publicly traded western banks with total assets less than $10 billion. Source: SNL Financial

11 Loan and Credit Quality Composition As of 6/30/09, $ in thousands % of Nonaccrual/Losses Outstanding Outstanding Nonaccrual Outstanding 30-89 Days 90+ Days Since Balance Balance Loans Balance OREO Delinquent Delinquent 1/1/2008 1 Hawaii Residential Construction 362,566 $ 10% 50,277 $ 14% - $ 3,498 $ - $ 11,937 $ Commercial Construction 325,081 9% 33,704 10% - - - 548 Commercial Mortgage 791,292 21% 4,789 1% - 403 - 1,187 Residential Mortgage 773,191 21% 16,548 2% 557 6,563 3,755 3,841 Commercial & Industrial 260,802 7% 9,671 4% - 258 - 7,019 Other 203,063 6% 2,856 1% - 1,776 692 3,588 Hawaii Portfolio 2,715,995 74% 117,845 4% 557 12,498 4,447 28,120 Mainland Residential Construction 47,336 $ 1% 41,761 $ 88% 11,355 $ - $ - 180,151 $ Commercial Construction 383,446 10% 71,547 19% 5,950 - - 21,312 Commercial Mortgage 541,412 15% 12,150 2% - 4,160 - 5,345 Mainland Portfolio 972,194 26% 125,458 13% 17,305 4,160 - 206,808 Total Loan Portfolio 3,688,189 $ 100% 243,303 $ 7% 17,862 $ 16,658 $ 4,447 $ 234,928 $ 1 Losses include loan charge-offs, write downs of assets and losses on sale of assets. Business Line loan totals differ from 10-Q disclosure due to a more narrow application of FDIC loan codes based on loan purpose.

12 Loans Delinquent for 30 Days or More Still Accruing Interest ($ outstandings in thousands) 6/30/2009 3/31/2009 Loans Delinquent for 90 Days or More Mainland Construction - $ 6,916 $ Commercial Mortgage - 11,771 Hawaii Construction - - Commercial Mortgage - - Residential Mortgage 3,755 1,288 Commercial & Industrial - - Consumer 692 330 Total Loans Delinquent for 90 Days or More 4,447 $ 20,305 $ Loans Delinquent 60-89 Days 9,710 $ 20,161 $ Loans Delinquent 30-59 Days 6,948 67,385 Total Delinquent Loans 21,105 $ 107,851 $ Business Line loan totals differ from 10-Q disclosure due to a more narrow application of FDIC loan codes based on loan purpose.

13 Nonperforming Asset Detail ($ outstandings in thousands) 6/30/2009 3/31/2009 12/31/2008 Nonaccrual Portfolio Loans Mainland Residential Construction 41,761 $ 45,050 $ 38,871 $ Commercial Construction 71,547 48,653 48,687 Commercial Mortgage 12,150 - - Hawaii Residential Construction 50,277 15,767 19,057 Commercial Construction 33,704 3,245 2,114 Commercial Mortgage 4,789 5,447 5,462 Residential Mortgage 16,548 9,965 6,162 Commercial & Industrial 4,519 10,344 1,425 Lease 2,856 265 335 Nonaccrual Loans Held for Sale Mainland Residential Construction - 4,616 10,450 Hawaii Commercial & Industrial 5,152 - - Total Nonaccrual Loans 243,303 $ 143,352 $ 132,563 $ Other Real Estate Mainland 17,305 $ 16,268 $ 10,868 $ Hawaii 557 290 352 Total Nonperforming Assets 261,165 $ 159,910 $ 143,783 $ Business Line loan totals differ from 10-Q disclosure due to a more narrow application of FDIC loan codes based on loan purpose.

14 High Quality Investment Portfolio $1.1 billion investment portfolio. 89% rated AAA or government-backed. No CDOs, CMBS, TRUPs or preferred securities. Agency MBS 61% Municipals 10% US Government Agency Debt 19% Other 1% Non-Agency MBS 9% Data as of 6/30/09.

15 Strengthened Capital Position 1 Pro forma assumes completion of common equity raise of $100 million gross proceeds. 2 Peer data as of 3/31/09. Western peers include the 10 largest publicly traded western banks with total assets less than $10 billion. Source: SNL Financial CPF CPF 6/30/2009 Western 6/30/2009 Pro Forma 1 Peers 2 Tangible Common Equity 5.8% 7.5% 6.6% Tier 1 Risk-based Capital 13.3% 15.6% 11.6% Total Risk-based Capital 14.6% 16.9% 13.2% Leverage Capital 10.6% 12.5% 9.5%

CPF SCAP Analysis

- CPF stress tested its loan portfolio utilizing the Supervisory Capital Assessment Program (SCAP) methodology – the stress test methodology designed by the U.S. federal banking supervisors to ensure large bank holding companies have sufficient capital should the economy weaken more than expected.
- As defined in the SCAP methodology, the "Baseline" scenario assumed a path for the economy that followed the consensus forecast and the "More Adverse" scenario was a deeper and more protracted downturn than the consensus forecast.

	Balance as of 3/31/09		Indicative Loss Rates[1] (%)		Potential Loan Losses ($000)	
Loan Type	($000)	(%)	Baseline	More Adverse	Baseline	More Adverse
Commercial & Industrial	$336,643	8.8	3.5	6.5	$11,783	$21,882
CRE						
Nonfarm, Non-residential	1,199,092	31.4	4.5	8.0	53,959	95,927
Construction	1,117,820	29.3	10.0	16.5	111,782	184,440
Multifamily	164,692	4.3	5.0	10.5	8,235	17,293
Subtotal CRE	2,481,604	65.0			173,976	297,660
First Lien Mortgages [2]	595,250	15.6	5.5	7.8	32,739	46,132
Second/Junior Lien Mortgages						
Closed-end Junior Liens	14,744	0.4	19.0	23.5	2,801	3,465
HELOCs	169,247	4.4	7.0	9.5	11,847	16,078
Credit Cards & Revolving Credit Plans	37,103	1.0	14.5	19.0	5,380	7,050
Other Consumer	130,624	3.4	5.0	10.0	6,531	13,062
Other Loans	53,685	1.4	3.0	7.0	1,611	3,758
Total Loans	**$3,818,900**	**100.0**			**$246,667**	**$409,087**
% of Total Loans					*6.5%*	*10.7%*

[1] Indicative loss rates based on the average of the ranges disclosed by the Board of Governors of the Federal Reserve System (2009) "The Supervisory Capital Assessment Program: Overview of Results".
[2] Excludes loans held for sale of $63.1 million as of March, 31, 2009.
Source: Federal Reserve; SNL Financial

16

CENTRAL PACIFIC FINANCIAL CORP

17 Pro Forma Capital Under SCAP Assumptions Loss assumptions based on March 31, 2009 loan balance of $3.8 billion; excludes life-to-date write down of $52.7 million. Target ALLL/loans ratio of 2.00% at March 31, 2011. Q2’ 09 through Q1’ 11 pre-tax, pre-provision net revenue of $173 million based on normalized earnings run-rate. 1 Assumes completion of common equity raise of $100 million gross proceeds. 1 Pre-provision net revenue forecast from Management’s corporate budget. 2 CPF is required under its MOU with the regulators to maintain a minimum 9.00% leverage capital ratio. Conclusion Following the completion of the offering, and based on certain assumptions and targets for our Company which we currently believe are reasonable, we expect to have more than sufficient capital to absorb the potential losses in the “More Adverse” scenario of the SCAP test while maintaining “well capitalized” regulatory capital ratios. 3/31/20 11 Capital Position: Pro Forma for Capital Raise SCAP Scenarios Dollars in Thousands Baseline More Adverse SCAP Test 2-Yr. Cumulative Losses $246,667 $409,087 Less Losses Already Incurred 52,668 52,668 Net 2-Yr. Cumulative Losses 193,999 356,419 Pro Forma Tangible Common Equity / Tangible Assets 8.87% 6.09% Pro Forma Tier 1 Leverage Capital Ratio ² 13.38% 10.77% Pro Forma Tier 1 Risk-Based Capital Ratio 16.19% 13.11% Pro Forma Total Risk-Based Capital Ratio 17.42% 14.34%

18 Disciplined Liquidity Management Core deposits increased by $202 million, or 6.7%, from March 31, 2009. Deposits fund 72% of total assets at 6/30/09. Loan to deposit ratio reduced to 93% at 6/30/09. Minimal reliance on brokered CDs. Strong liquidity position with over $1.2 billion in available borrowing capacity at June 30, 2009. $98 million residential mortgage loan sale completed in 1Q09 at par. Proactively managing balance sheet for current operating environment

19 Deleveraging the Balance Sheet Peer data as of 3/31/09. Peers include the 10 largest publicly traded western banks with total assets less than $10 billion. Source: SNL Financial Loan-to-Deposit Ratio 100% 93% 95% 103% 108% 104% 110% 103% 98% 93% 60% 70% 80% 90% 100% 110% 120% 2004 2005 2006 2007 1Q08 2Q08 3Q08 4Q08 1Q09 2Q09 CPF Western Peer Average

20 Strong Deposit Franchise Total deposits of $4.0 billion. Core deposits of $3.2 billion or 80% of total. Average deposit cost of 1.35% for the quarter ended March 31, 2009. Average deposit cost declined by approximately 17bps to 1.18% in the second quarter of 2009. CDs over $250,000 total $169 million, or 4% of total deposits. Brokered deposits total $121 million, or 3% of total deposits. Noninterest-Bearing DDA 16% Interest-Bearing DDA 14% Savings & Money Market 36% CDs <$100,000 15% Government CDs 4% CDs Over $250,000 4% CDs $100,000- 250,000 8% Brokered CDs 3% Data as of June 30, 2009.

21 Attractive Deposit Funding Peer data as of 3/31/09. Peers include the 10 largest publicly traded western banks with total assets less than $10 billion. Source: SNL Financial Total Deposit Cost 2.43% 1.55% 1.51% 1.52% 1.95% 1.95% 1.12% 0.75% 1.35% 1.18% 0.00% 0.50% 1.00% 1.50% 2.00% 2.50% 3.00% 2004 2005 2006 2007 1Q08 2Q08 3Q08 4Q08 1Q09 2Q09 CPF Western Peer Average

22 Deposit Growth Through Innovative Products Innovative and attractive deposit products. Community-Based Banking philosophy to broaden and deepen relationships. Superior, personalized service is the differentiator.

23 Hawaii Economic Outlook Gradual recovery in visitor arrivals expected to begin in the second half of 2010 1 In thousands. 2 $ in millions. Source: Hawaii Department of Business, Economic Development & Tourism Actual 2006 2007 2008 2009 2010 2011 Visitor Arrivals 1 7,628 7,628 6,807 6,407 6,482 6,758 Annual % Change 1.8% 0.0% -10.8% -5.9% 1.2% 4.3% Real Personal Income 2 $39,865 $40,260 $40,180 $39,731 $39,737 $40,134 Annual % Change 1.4% 1.0% -0.2% -1.1% 0.0% 1.0% Real Gross State Product 2 $48,428 $49,860 $49,995 $49,212 $49,414 $49,850 Annual % Change 3.2% 3.0% 0.3% -1.6% 0.4% 0.9% Forecast

24 Economic Comparison Sources: Hawaii Department of Business Economic Development & Tourism (DBEDT) Hawaii Department of Labor and Industrial Relations Military A ffairs Council of the Chamber of Commerce of Hawaii U.S. Department of Commerce National Association of Realtors Federal H ome Loan Mortgage Corp. General economic conditions in Hawaii remained slow through the first half of 2009; however, Hawaii’s economy continues to be healthier than many mainland markets. Hawaii’s real GDP is projected to decrease 1.6% in 2009 compared to national GDP decrease of 2.8%. Hawaii’s economy should see improvements in 2010 and modest growth in 2011. Hawaii median household income of $62,543 compared to national median HHI of $50,007. Hawaii has the sixth lowest residential mortgage delinquency rate in the nation. Hawaii has the third highest annual per capita federal defense expenditures of approximately $4,260 per person. Hawaii unemployment rate of 7.4% in May 2009 compares favorably to national unemployment of 9.4%.

25 Hawaii Market Opportunity Established and attractive market position in the Hawaii market. One of the largest financial institutions in Hawaii with over 13% deposit market share among banks and thrifts. 1 Viewed as the local community bank that is large enough to provide a broad suite of products and services, yet small enough to deliver personalized customer service. Experienced, local management team. Years of Years of Banking Experience Experience in Hawaii Ronald K. Migita Chairman, President & CEO 42 42 Dean K. Hirata Vice Chairman & CFO 29 29 Blenn A. Fujimoto Vice Chairman, Hawaii Market 29 29 Denis K. Isono Executive Vice President, Operations 29 29 Mary A. Weisman Executive Vice President & CCO 28 20 1 FDIC data as of 3/31/09.

26 Hawaii Market Opportunity 55 Year Anniversary – Honoring our Heritage. Launch of new branding campaign. Works. For You. Community-Based Banking strategies to increase market share. Exceptional Account strategies to increase share of wallet. Capitalize on position as #1 residential mortgage lender in Hawaii.

27 Investment Considerations Focus on credit risk management Strengthened capital position Disciplined liquidity management Strong, low cost deposit franchise Hawaii market opportunity

APPENDIX

29 Hawaii Commercial Mortgage Portfolio At 6/30/09 – Total $791 million ($ outstandings in millions) Property Type Condo $18 2% Other $12 2% Storage $52 7% Industrial/Warehouse $98 12% Hotel $21 3% Retail $117 15% Office $98 12% Owner User $267 33% Apartment $108 14% Average loan size is $1.2 million (committed). 701 loans with current weighted average LTV of 55% and an average DSCR of 1.64x. 3 of the larger loans (by outstandings) in the portfolio are: $17 million secured by stabilized self-storage project in Honolulu. $15 million secured by a skilled nursing home facility in West Oahu. $15 million participation loan secured by a mid-sized economy hotel in Waikiki. Location Oahu $588 74% Kauai $21 3% Other $9 1% Big Island $54 7% Maui $119 15%

30 Hawaii Commercial Construction Portfolio At 6/30/09 – Total $325 million ($ outstandings in millions) Location Oahu $198 61% Kauai $15 5% Big Island $18 5% Maui $94 29% Average loan size is $5 million (committed). 81 loans with a current weighted average LTV of 82.6%. 3 of the larger loans (by outstandings) in the portfolio are: $41 million loan to construct a 137,000 s.f. retail center in Lahaina, Maui. Project has stabilized. $20 million loan to develop an industrial lot subdivision in West Oahu. $17 million loan to construct a self-storage facility in Honolulu. Property Type Retail $89 27% Industrial/Warehouse $67 21% Storage $43 13% Golf Course $23 7% Hotel $15 5% Apartment $10 3% Owner $41 13% Other $37 11%

31 Hawaii Residential Mortgage Portfolio At 6/30/09 – Total $773 million ($ outstandings in millions) Location Residential Mortgages (excluding Home Equities, Private Bkg) Metro/East Oahu $247 45% Big Is land $26 5% Kauai $28 5% Maui/Molokai $99 18% North/Windward Oahu $65 12% West Oahu $79 15% For residential mortgages, excluding Home Equity and Private Banking Lines, average loan size is $319 thousand, current average LTV is 65%, and weighted average updated credit score is 746. For Home Equity, average commitment is $84 thousand, origination average combined LTV is 48%. Weighted average updated credit score is 788 (weighted on committed). Utilization rate on all lines is 36%. Loan Type Home Equity $107 14% ARM $212 27% Fixed Rate $354 47% Int Only $9 1% Private Bkg Line $71 9% Construction $2 0% Land $18 2%

32 Hawaii Residential Construction Portfolio At 6/30/09 – Total $363 million ($ outstandings in millions) Location Maui $117 32% Big Island $104 29% Kauai $32 9% Oahu $110 30% Property Type Condo $65 18% Townhouse $81 22% SFR $217 60% Average loan size is $6.2 million (committed). 69 loans with a current weighted average LTV of 73%. 3 of the larger loans (by outstandings) in the portfolio: $27 million participation in a loan to construct a Maui development consisting of 146 condos, of which 84 are sold as whole units and 62 sold as fractionals); 32 units and 268 fractionals sold. $21 million loan to build 38 townhouse units on the island of Hawaii (27 units completed with 14 sold and 2 in escrow). $20 million loan to develop 99-unit moderately priced condo project on Maui. Site work and construction in progress based on pre-sales.

33 Hawaii High End Resort Segment At 6/30/09 – Total $150 million ($ outstandings in millions) Location Maui $36 24% Oahu $22 15% Kauai $21 14% Big Island $71 47% Average loan size is $11.8 million (committed). There are 15 loans in this segment; 3 of the larger loans (by outstandings) are: $27 million participation in a loan to construct a Maui development consisting of 146 whole and fractional ownership condominium units; 32 units and 268 fractionals sold. $21 million loan to build 38 townhouse units on the island of Hawaii (27 units completed with 14 sold and 2 in escrow). $18 million construction loan to build 4 luxury single family houses on Big Island. Two are complete and are being marketed for sale. Property Type Condo $16 11% Townhouse $51 34% SFR $83 55%

34 Hawaii C&I and Other Loan and Lease Types At 6/30/09 – Total $464 million ($ outstandings in millions) Location - C&I/Consumer Loans Oahu $291 70% Kauai $17 4% Big Island $44 11% Maui $61 15% Average loan size for commercial/industrial portfolio is $153 thousand (committed). 3 of the larger loans (by outstandings) in the C&I portfolio: $9 million loan to a theater chain operator with multiple locations in Hawaii. $7 million loan to a major property management company. $5.1 million participation in loans to a Hawaii-based restaurant operation. Indirect Auto continues to decrease, dropping $11 million during 2nd qtr 2009, a total of $35 million since 3rd qtr 2008. Weighted average updated credit score is 693. Loan Type C&I $261 56% Lease/Other $46 10% Consumer $52 11% Indirect Auto $105 23%

35 Mainland Commercial Mortgage Portfolio At 6/30/09 – Total $541 million ($ outstandings in millions) Property Type Ow ner $18 3% Other $14 3% Hotel $20 4% Parking $22 4% Apartment $65 12% Retail $235 43% Of fice $142 26% Industrial/Warehouse $25 5% Location Riverside $37 7% Sacramento $47 8% Los Angeles $187 35% San Diego $26 5% Other Calif $38 7% Colorado $22 4% Washington $80 15% Nevada $55 10% Arizona $29 5% Oregon $10 2% Texas $10 2% Average loan size is $5.1 million (committed). There are 106 loans in this portfolio, with weighted average LTV of 71% and DSCR of 1.42x. 3 of the larger loans (by outstandings) in this portfolio: $47 million loan secured by a 415,000 s.f. retail center in the Los Angeles area. $23 million loan secured by a 46,000 s.f. retail center in Las Vegas. $19 million loan secured by a retail power center in Arizona.

36 Mainland Commercial Construction Portfolio At 6/30/09 – Total $383 million ($ outstandings in millions) Property Type Other $39 10% Apartment $50 13% Retail/Restaurant $118 31% Office $126 33% Industrial/Warehouse $50 13% Location Oregon $4 1% Washington $66 18% Nevada $8 2% Sacramento $62 16% Riverside $58 15% Los Angeles $54 14% San Diego $42 11% Fresno $28 7% Other Calif $48 13% Arizona $13 3% Average loan size is $7.7 million (committed). There are 56 loans in this portfolio, with a weighted average LTV of 82%. Net book value for portfolio is 93% (Los Angeles is 95%, Riverside, 84%, Sacramento, 90%, Washington, 95%). 3 of the larger loans (by outstandings) in this portfolio: $21 million loan to renovate a 5-building office complex in Olympia, Washington. $21 million construction/renovation loan secured by a shopping center in the San Joaquin Valley. $20 million loan to develop a commercial office/medical office complex in Oceanside, California.

37 Mainland – Retail/Restaurant Property Segment At 6/30/09 – Total $353 million ($ outstandings in millions) Location Los Angeles $152 43% Other States $22 6% Nevada $33 9% Arizona $22 6% Calif - Other $14 4% Fresno $17 5% Sacramento $17 5% Tulare $21 6% Riverside $55 16% Average loan size is $5.9 million (committed). Portfolio is made up of 62 loans; weighted average LTV is 74%. By outstanding, this represents 36% of the mainland portfolio. 3 of the larger loans (by outstandings) in this segment: $47 million loan secured by a 415,000 s.f. retail center in the Los Angeles area. $23 million loan secured by a 46,000 s.f. retail center in Las Vegas. $21 million construction/renovation loan secured by a shopping center in Central California. Loan Type Term $235 67% Land $39 11% Construction (Vertical) $79 22%

38 Mainland – Office Property Segment At 6/30/09 – Total $268 million ($ outstandings in millions) Location Los Angeles $35 13% San Diego $36 13% Sacramento $74 28% Other States $18 7% Washington $47 18% Arizona $20 7% Other Calif $38 14% Average loan size is $6.9 million (committed). Portfolio consists of 43 loans; weighted average LTV is 72%. By outstanding, this represents 28% of the mainland portfolio. 3 of the larger loans (by outstandings) in this segment: $21 million loan to renovate a 5-building office complex in Olympia, Washington. $20 million loan to develop a commercial office/medical office complex in Oceanside, California. $16 million loan to construct a 2-story office/retail project in Rancho Cordova, California. Loan Type Construction (Vertical) $108 40% Term $142 53% Land $7 3% Land Dev $11 4%

39 Mainland Residential Construction Portfolio At 6/30/09 – Total $47 million ($ outstandings in millions) Location Sacramento $9 19% Washington $11 24% Other Calif $1 2% Riverside $9 20% Fresno $17 35% Portfolio consists of 12 loans with a weighted average LTV of 92% and weighted average net book value (NBV) of 42% of original note balance. Our 3 largest California exposures consist of 7 loans. Fresno – 2 loans with a weighted average NBV of 64% of original note balance. Sacramento – 3 loans with a weighted average NBV of 25% of original note balance. Riverside – 2 loans with a weighted average NBV of 31% of original note balance. Property Type SFR $43 91% Condo $4 9%